Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158328

PROSPECTUS

SMF ENERGY CORPORATION
11,515,212 Shares of Common Stock
________________

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, using a shelf registration processes.  Under this shelf registration process, we may offer and sell, from time to time, up to 10,000,000 shares of our common stock in one or more transactions. In addition, the selling stockholders identified starting on page 11 may also use this prospectus to offer and sell, from time to time, up to an aggregate of 1,515,212 shares of our common stock in one or more transactions.  We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

When we (or the selling stockholders) offer shares of our common stock, we will provide a supplement to this prospectus that will contain more specific information about the terms of that offering, including the prices at which the shares will be sold.  We may also add, update or change in the prospectus supplement any of the information contained in this prospectus.  You should read both this prospectus and the prospectus supplement, together with any additional information that is incorporated by reference into this prospectus.

The shares of our common stock may be offered for sale in a number of different ways and at market prices prevailing at the time of sale or at privately negotiated prices.  More information about how the shares of our common stock may be sold is included in the section entitled “Plan of Distribution” in this prospectus.

Our common stock is listed on the Nasdaq Capital Market under the symbol “FUEL.”  On May 29, 2009, the closing price of our common stock was $0.32 per share.

The aggregate market value of our outstanding common stock held by non-affiliates was $4,157,778, which was calculated based on 12,993,056 shares of outstanding common stock held by non-affiliates as of May 29, 2009 and on a per share price of $.32, representing the closing price of our common stock on May 29, 2009.  We have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus.

This prospectus may not be used to offer and sell securities unless accompanied by the applicable prospectus supplement.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is June 26, 2009.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process.  Under this shelf registration process, by using this prospectus, together with a prospectus supplement, we may offer and sell, from time to time, in one or more offerings, up to 10,000,000 shares of our common stock.  In addition, the selling stockholders identified starting on page 11 may offer and sell, from time to time, in one or more offerings, up to 1,515,212 shares of our common stock.

This prospectus provides you with information you should know before investing in our common stock. Each time that we (or the selling stockholders) offer and sell our common stock, we will provide one or more prospectus supplements that will contain specific information about the terms of that specific offering and the specific manner in which the common stock may be offered.  The prospectus supplement may also add to, update or change any of the information contained in this prospectus.  To the extent that any statement we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement.  You should read both this prospectus and the applicable prospectus supplement together with the additional information described under "Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference" before making an investment decision.  This prospectus may not be used to sell our common stock unless it is accompanied by a prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus and any prospectus supplement.  Neither we nor the selling stockholders have authorized anyone to provide you with information other than the information contained or incorporated by reference in this prospectus or any prospectus supplement.  If anyone provides you with different or inconsistent information, you should not rely on it.  Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates that those documents were filed with the SEC.

As used in this prospectus, “SMF,” “we,” “us” and “our” refer to SMF Energy Corporation.  The term “selling stockholders” refers, collectively, to the selling stockholders named under the caption “Selling Stockholders” in this prospectus.

SMF ENERGY CORPORATION

We are a supplier of specialized transportation and distribution services for petroleum products and chemicals.  We provide commercial mobile and bulk fueling, lubricant and chemical distribution, emergency response services and transportation logistics to the trucking, manufacturing, construction, shipping, utility, energy, chemical, telecommunications and government services industries.  As of December 31, 2008, we were conducting operations through 31 service locations in the eleven states of Alabama, California, Florida, Georgia, Louisiana, Mississippi, Nevada, North Carolina, South Carolina, Tennessee and Texas.

We provide commercial mobile and bulk fueling, integrated out-sourced fuel management, packaging, distribution and sale of lubricants and chemicals, transportation logistics, and emergency response services.  Our specialized equipment fleet delivers diesel fuel and gasoline to customer locations on a regularly scheduled or as needed basis, refueling vehicles and equipment, re-supplying bulk storage tanks, and providing fuel for emergency power generation systems.  Our fleet also handles the movement of customer equipment and storage tanks we provide for use by our customers.  We also distribute a wide variety of specialized petroleum products, lubricants and chemicals to our customers in Texas and in certain other markets.

On February 14, 2007, we changed our name from Streicher Mobile Fueling, Inc. to SMF Energy Corporation and reincorporated in Delaware.  Our principal executive offices are located at 200 West Cypress Creek Road, Suite 400, Ft. Lauderdale, Florida 33309, and our telephone number is (954) 308-4200.  Our website is http://www.mobilefueling.com.  The information on our website does not constitute part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference herein, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  The use of any statements containing the words “intends,” “believes,” “estimates,” “seeks,” “project,” “expects,” “anticipates,” “plans,” “approximately,” “should,” “may,” “will” or similar expressions are intended to identify such statement.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  In evaluating these statements, you should specifically consider various factors, including the risks outlined under the caption “Risk Factors” in this prospectus.  You should pay particular attention to the cautionary statements involving our history of losses, our capital requirements, our expansion and acquisition strategies, competition and government regulation.  These factors and the others set forth under “Risk Factors” may cause our actual results to differ materially and adversely from any forward-looking statement.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the following discussion of risks, in addition to the other information included or incorporated by reference in this prospectus, before purchasing the common stock.  In addition to historical information, the information in this prospectus contains “forward –looking” statements about our future business and performance.  See “Forward–Looking Statements.”  Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus.  The risks below address the material factors that may affect our future operating results and financial performance.

No Assurance of Future Profitability; Losses from Operations; Need for Capital.  We incurred net losses of $6.8 million and $6.6 million in the fiscal years ended June 30, 2008 and 2007, respectively, and there is no assurance that we will not sustain additional losses in subsequent periods.  In order to generate profits in the future, we need to reduce interest expense, increase the volume of products and services sold at profitable margins, control costs and generate sufficient cash flow to support our working capital and debt service requirements.  There is no assurance that we will be able to avoid net losses in the future or that we will be able to raise additional capital on acceptable terms if our capital needs cannot be satisfied by cash flow from operations.  During the past few years, we faced challenges that required us to raise additional capital, including increased need for supplier credit in the face of historic increases in fuel prices, a general tightening of the credit markets, and the need to meet Nasdaq listing requirements.  In the future, we may need to raise additional capital to fund new acquisitions, the expansion or diversification of existing operations or additional debt repayment.  While we have in the past been successful in obtaining needed capital, there can be no assurance that we will be able to do so in the future.

Working Capital Needs Dependent Upon Credit Facility.  Our business is supported by the line of credit with our principal lender that funds our working capital needs, which matures on July 1, 2009.  In addition, our August 2007 senior subordinated secured promissory notes (the “August 2007 Notes”) mature on December 31, 2009.  We are currently pursuing various financing alternatives in order to satisfy our obligations prior to the maturity dates of the line of credit and the August 2007 Notes, respectively.  We presently anticipate that, so long as we continue to meet the terms of all of our existing bank line of credit covenants, we will be able to successfully extend, renew or replace our line of credit before it expires. Our ability to do so, however, may be tied to our success in recapitalizing the Company generally, including a refinancing or conversion to equity of the August 2007 Notes.  There can be no assurance that we will be able to effect such a recapitalization or that we will be able to extend, renew or replace our bank line of credit at acceptable terms.  While we are optimistic that, in light of our steadily improving financial results, such new financing will be available to us, we recognize that the unprecedented deterioration of the national economy and the financial markets over the past several months make almost any financing potentially problematic.  If we are not successful in refinancing or repaying the August 2007 Notes and extending or replacing our bank line of credit before their respective maturities, our business, our results of operation and our financial condition would be adversely affected.

Growth Dependent Upon Future Expansion; Risks Associated With Expansion into New Markets.  We intend to continue to expand through acquisitions but our growth will also depend upon our ability to achieve greater penetration in existing markets and to successfully enter new markets.  Such organic expansion will largely be dependent on our ability to demonstrate the benefits of our services and products to potential new customers, successfully establish and operate new locations, hire, train and retain qualified management, operating, marketing and sales personnel, finance acquisitions, capital expenditures and working capital requirements, secure reliable sources of product supply on a timely basis and on commercially acceptable credit terms, and successfully manage growth by effectively supervising operations, controlling costs and maintaining appropriate quality controls.  There can be no assurance that we will be able to successfully expand our operations by acquisitions or by entering new markets.

Interest Expense.  A substantial portion of our net losses for the years ended June 30, 2008 and 2007 were attributable to the substantial interest burden borne by the Company, including $3.06 million of interest in fiscal 2008 and $3.73 million in 2007, which contributed to net losses of $6.77 million and $6.59 million, respectively, for those years.  Substantially all of this interest is attributable to interest on our revolving line of credit bank debt and on the August 2007 Notes.  If and to the extent that interest rates generally increase or we are otherwise required to bear higher interest rates for our future borrowings, our interest expense could increase, adversely affecting our results of operations and financial condition.  Similarly, if we make one or more acquisitions or if we incur additional net losses in the future and are required to borrow funds to fund those acquisitions or offset those losses, the interest on the higher level of debt could have a detrimental effect on our results of operations and financial condition.

Effect of Preferred Stock Dividends.  On February 29, 2008, we issued 4,587 shares of our Series A Convertible Preferred Stock for approximately $2.5 million in cash and debt.  On March 12, 2008, we issued 1,985 shares of our Series B Convertible Preferred Stock for approximately $1.8 million in debt.  Finally, on August 15, 2008, we issued 229 shares of Series C Convertible Preferred Stock for $149,000.  Each share of our Preferred Stock is convertible into 1,000 shares of our common stock.  The quarterly dividends on the Preferred Stock are payable at a rate of 12% per annum, so that the aggregate annual dividend obligation on the currently outstanding shares of Preferred Stock is approximately $530,000.  The burden of paying these dividends may, together with the interest and other debt service expenses on our revolving bank debt and our August 2007 senior subordinated secured debt, limit the amount of capital available to the Company and our ability to finance acquisitions and otherwise expand our operations.  While we can require conversion of the preferred stock into common stock under certain circumstances, we cannot predict when or if those circumstances will arise.

Acquisition Availability; Integrating Acquisitions.  Our future growth strategy involves the acquisition of complementary businesses, such as wholesale fuel or petroleum lubricants marketers and distributors, wholesale fuel and other commercial mobile fueling companies, and transportation logistics services businesses.  It is not certain that we will be able to identify or make suitable acquisitions on acceptable terms or that any future acquisitions will be effectively and profitably integrated into our operations.  Acquisitions involve numerous risks that could adversely affect our operating results, including timely and cost effective integration of the operations and personnel of the acquired business, potential write downs of acquired assets, retention of key personnel of the acquired business, potential disruption of existing business, maintenance of uniform standards, controls, procedures and policies, additional capital needs, the effect of changes in management on existing business relationships, and profitability and cash flows generally.

Nasdaq Listing of Our Common Stock.  Our common stock currently trades on the Nasdaq Capital Market under the symbol FUEL.  While we consider the listing on Nasdaq to be a valuable attribute of our common stock and other securities, there can be no assurance that such listing will continue.  During Fiscal 2008, our listing on Nasdaq came into question on two different grounds.  On February 19, 2008, we received a letter from Nasdaq stating that we did not comply with the requirement of Nasdaq Marketplace Rule 4310(c)(3) requiring listed companies to have $2,500,000 in stockholders' equity.  While we subsequently resumed compliance with this stockholders’ equity requirement, there is no assurance, however, that such compliance will continue indefinitely.

In addition, in December of 2007, Nasdaq notified us that, because the bid price of our common stock had closed below $1.00 for 30 consecutive business days, we were not in compliance with the minimum $1.00 per share requirement of Marketplace Rule 4310(c).  After an appeal to a Nasdaq Listing Qualifications Panel, we were granted a temporary exception to the minimum bid price requirement to allow us time to complete a reverse stock split to reduce the number of shares outstanding and, correspondingly, increase the stock price until December 23, 2008.  Subsequently, in light of the depressed economic conditions and the resulting lower prices in the stock market generally, Nasdaq extended our deadline to regain compliance to at least September 29, 2009.  Moreover, while we believe that a reverse stock split would increase the trading price of the common stock above the $1.00 minimum bid price long enough to ensure long term compliance with Nasdaq rules, there is no assurance that it will in fact do so.

Effects of Nasdaq Delisting.  If our common stock is delisted from Nasdaq, we believe that it would trade in the over-the-counter market on the OTC Bulletin Board (the “OTCBB”), which was established for trading the securities of reporting companies that do not meet the Nasdaq listing requirements.  Because the OTCBB is generally considered less efficient than Nasdaq, it could be more difficult for an existing shareholder to sell shares of our common stock after a delisting from Nasdaq.  On the OTCBB, trading volumes are typically lower, reporting of transactions can be delayed, and coverage of the Company by securities analysts and news media, which is already limited, may be reduced.  In turn, these factors could result in lower prices for our common stock or larger “spreads” between the “bid” and “ask” prices quoted by market makers for shares of the common stock, either of which could reduce the prices available for sales of our common stock by existing shareholders.

Delisting from Nasdaq could also impair the Company’s ability to raise additional capital through equity or debt financing since Nasdaq listed securities are typically viewed as more liquid than securities that are not traded on a national securities exchange.  In addition, if delisting does cause lower prices for our common stock, it could then cause an increase in the ownership dilution to shareholders when the Company issues equity securities in financing or other transactions.  The price at which we issue shares in such transactions is generally based on or related to the market price of our common stock, so a decline in the market price could result in the need for us to issue a greater number of shares to raise a given amount of funding or to acquire a given dollar value of goods or services.

In addition, if our common stock is not listed on Nasdaq, our common stock may become subject to Rule 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) because our common stock may be classified as a “penny stock” under Exchange Act Rule 3a51-1.  That rule imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors.  For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale.  Consequently, the rule may affect the ability of broker-dealers to sell our common stock and may impair the ability of our shareholders to sell their common stock in the secondary market.  Moreover, investors may be less interested in purchasing low-priced securities because the brokerage commissions, as a percentage of the total transaction value, tend to be higher for such securities.  Also, institutional investors will usually not invest in low-priced securities (other than those which focus on small-capitalization companies or low-priced securities).  For these reasons, a classification of our common stock as a “penny stock” under Rule 3a51-1 would probably adversely affect the liquidity and the value of that stock.

Finally, if our common stock was no longer listed on Nasdaq or any other national securities exchange, we could no longer use the SEC’s short form registration forms, such as Form S-3, to register the resale of privately sold shares of our common stock under the Securities Act of 1933.  Instead, we would have to use the longer registration forms, such as Form S-1, which are significantly more time consuming and costly.  While the negative impact of long form registration has been reduced by recent SEC rule changes permitting most purchasers of stock in unregistered offering to freely resell their securities six months after the purchase under Rule 144, long form registration would probably require more time, effort and expense, and may in turn limit the value of our common stock.

Price Depreciation After Reverse Stock Split.  The long-term efficacy of a reverse stock split in maintaining compliance with Nasdaq’s minimum bid price requirement is uncertain.  While the short-term result of a reverse stock split can in most cases be reasonably predicted, the long-term consequences are more difficult to confirm.  The price of our common stock is likely to be affected by our performance and by general market and economic conditions that cannot be predicted or evaluated by the Board of Directors at this time.  Accordingly, even if the reverse stock split is successful in reestablishing compliance with Nasdaq’s minimum bid price requirement and we meet the stockholders’ equity and other requirements needed to maintain our Nasdaq listing, there is no assurance that the aggregate market value of our common stock will be greater after a reverse stock split than it would have been without ever effecting a reverse stock split.

Volatility of Trading Market for Our Stock.  During the past few years, our stock has sometimes traded in large daily volumes and other times at much lower volumes, in many cases at wide price variances.  This volatility could make it difficult for shareholders to sell shares at a predictable price or at specific times.  Quarterly and annual operating results, changes in general conditions in the economy, the financial markets or other developments affecting us could also lead to significant fluctuations in the market price of our common stock.

Need to Maintain Effective Internal Controls.  In fiscal 2006, our management identified a series of significant deficiencies related to policies and procedures to ensure accurate and reliable interim and annual consolidated financial statements that, considered together, constituted a material weakness in our internal controls.  Even though we have taken the necessary steps to correct the identified material weakness and have not identified any material weakness since that time, it is possible that we may identify another material weakness in our internal controls in the future.  Moreover, even if we do not identify any material weakness or significant deficiencies, there is no assurance that our system of internal controls will prevent all potential errors or fraud.

Dependence on Key Personnel. Our future success will be largely dependent on the continued services and efforts of Richard E. Gathright, our Chief Executive Officer and President, and on those of other key executive personnel.  The loss of the services of any key executive personnel could have a material adverse effect on our business and prospects.  Our success and plans for future growth will also depend on our ability to attract and retain additional qualified management, operating, marketing, sales and financial personnel.  There can be no assurance that we will be able to hire or retain such personnel on terms satisfactory to us.  We have entered into written employment agreements with Mr. Gathright and certain other key executive personnel.  While Mr. Gathright’s employment agreement provides for automatic one-year extensions unless either party gives notice of intent not to renew prior to such extension, there is no assurance that Mr. Gathright’s services or those of our other executive personnel will continue to be available to us.

Fuel Pricing and Supply Availability; Effect on Profitability. Diesel fuel and gasoline are commodities that are refined and distributed by numerous sources.  We purchase the fuel delivered to our customers from multiple suppliers at daily market prices and in some cases qualify for certain discounts.  We monitor fuel prices and trends in each of our service markets on a daily basis and seek to purchase our supply at the lowest prices and under the most favorable terms.  Commodity price risk is generally mitigated since we purchase and deliver our fuel supply daily and generally utilize cost-plus pricing when billing our customers.  We have therefore not engaged in derivatives or futures trading to hedge fuel price movements.  On the other hand, if we cannot continue to utilize cost-plus pricing when billing our customers, margins would likely decrease and losses could increase.  In addition, diesel fuel and gasoline may be subject to supply interruption due to a number of factors, including natural disasters, refinery and/or pipeline outages and labor disruptions.  Limitations on the amount of credit available from suppliers became a more significant issue for us in 2008 as a result of the dramatic increases in the price of fuel and other petroleum products during the first part of the year.  As a result, increasing the availability of short-term credit for fuel purchases became one of the principal motivations for raising new capital.  Irrespective of the reason, any reduction of the availability of fuel supplies or the short-term credit needed to obtain fuel supplies for our customers could impact our ability to provide mobile fueling, commercial bulk fueling, and emergency response services and our profitability.

Risks Associated with Customer Concentration; Absence of Written Agreements.  Although we provide services to many customers, a significant portion of our revenue is generated from a few of our larger customers.  Sales to our largest customer, the United States Postal Service, represented 8.1% of our total revenue in fiscal 2008.  While we have formal, length of service written contracts with some of these larger customers, such agreements are not customary and we do not have them with the majority of our customers.  As a result, most of our customers can terminate our services at any time and for any reason, and we can similarly discontinue service to those customers.  We may also discontinue service to a customer if changes in the service conditions or other factors cause us not to meet our minimum level of margins and rates, and the pricing or delivery arrangements cannot be re-negotiated.  As a result of this customer concentration and the absence of written agreements, our business, results of operations and financial condition could be materially adversely affected if one or more of our larger customers were lost or if we were to experience a high rate of service terminations of our other customers.

Effect of Reduced Fuel Usage. The dramatic increases in fuel prices in 2008 caused many businesses, including some of our customers, to take steps to reduce the amount of fuel that they consume in their operations by driving fewer miles or, in some case, using higher mileage or alternative fuel vehicles.  In turn, these reductions reduced the volumes of fuel delivered by us to those customers.  It is also possible that the equally dramatic downturn in the national economy in 2009 will cause some existing customers to reduce their fuel consumption in the future.  In any event, if the total fuel usage of our existing customers declines further, we will be required to obtain additional customers to replace the lost volume.  If we cannot replace the lost volume with new customers, our revenues and results of operation will be negatively affected.

Management of Growth; Accounting and Information Technology Systems Implementation.  Our future growth strategy requires effective operational, financial and other internal systems, and the ability to attract, train, motivate, manage and retain our employees.  If we are unable to manage growth effectively, results of operations will be adversely affected.  In particular, our results of operations will be influenced by the redesign and implementation of our accounting and information technology systems. While the costs of that redesign and implementation initially increased our expenses and adversely affected our results of operations, now that it has been completed, it has reduced our operating costs and improved our ability to effectively manage our business and to integrate future acquisitions.  There can be no assurance, however, that such benefits will continue in the future or that we will in fact successfully manage our future growth.

Competition.  We compete with other service providers, including several large regional providers and numerous small, local independent operators, who provide some or all of the same services that we offer to our customers.  In the mobile fueling area, we also compete with retail fuel marketing, since fleet operators have the option of fueling their own equipment at retail stations and at other third-party service locations such as card lock facilities.  Our ability to compete is affected by numerous factors, including price, the complexity and technical nature of the services required, delivery dependability, credit terms, the costs incurred for non-mobile fueling alternatives, service locations, and the type of reporting and invoicing services provided.  There can be no assurance that we will be able to continue to compete successfully as a result of these or other factors.

Operating Risks May Not Be Covered by Insurance.  Our operations are subject to the operating hazards and risks normally incidental to handling, storing and transporting diesel fuel and gasoline, which are classified as hazardous materials.  We maintain insurance policies in amounts and with coverages and deductibles that we believe are reasonable and prudent.  There can be no assurance, however, that our insurance will be adequate to protect us from liabilities and expenses that may arise from claims for personal and property damage arising in the ordinary course of business, including business interruption; that we will be able to maintain acceptable levels of insurance; or that insurance will be available at economical prices.

Governmental Regulation.  Numerous federal, state and local laws, regulations and ordinances, including those relating to protection of the environment and worker safety, affect our operations.  There can be no assurance that we will be able to continue to comply with existing and future regulatory requirements without incurring substantial costs or otherwise adversely affecting our operations.

Changes in Environmental Requirements. We expect to generate future business by converting certain fleet operators, currently utilizing underground fuel storage tanks for their fueling needs, to commercial mobile fueling.  The owners of underground storage tanks have been required to remove or retrofit those tanks to comply with technical regulatory requirements pertaining to their construction and operation.  If other more economical means of compliance are developed or adopted by owners of underground storage tanks, the opportunity to market our services to these owners may be adversely affected.

Terrorism and Warfare in the Middle East May Adversely Affect the Economy and the Price and Availability of Petroleum Products.  Terrorist attacks, as well as the continuing political unrest and warfare in the Middle East, may adversely impact the price and availability of fuel, our results of operations, our ability to raise capital and our future growth.  The impact of terrorism on our industry in general, and on us in particular, is not known at this time.  An act of terror could result in disruptions of crude oil or natural gas supplies and markets and our infrastructure facilities or our suppliers could be direct or indirect targets.  Terrorist activity may also hinder our ability to transport fuel if the means of supply transportation, such as rail or pipelines, become damaged as a result of an attack.  A lower level of economic activity following a terrorist attack could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also impair our ability to raise capital.  Terrorist activity or further instability in the Middle East could also lead to increased volatility in fuel prices, which could adversely affect our business generally.

USE OF PROCEEDS

Unless we specify another use in the applicable prospectus supplement, we will use the net proceeds from the sale of the common stock offered by us for general corporate purposes, which may include working capital and/or capital expenditures.  We will not receive any proceeds from the sales of common stock by the selling stockholders.

SELLING STOCKHOLDERS

We have included 1,515,212 shares of common stock owned by the selling stockholders in the registration statement of which this prospectus is a part.  These shares of common stock consist of those shares that are issuable to certain selling stockholders upon (i) the conversion of our Series C Preferred Stock, which was issued in a private placement in August 2008 and (ii) the conversion of our 12% Unsecured Convertible Promissory Notes, which were issued in a private placement in September 2008.  Also included are those shares of common stock that were issued in February 2009 and March 2009 in connection with the deferral and conversion of the interest payments due on our 11½% Senior Secured Convertible Promissory Notes and our 12% Unsecured Convertible Promissory Notes, respectively.  We have prepared this table based on information furnished to us by or on behalf of the selling stockholders.

The table lists the selling stockholders and other information regarding the beneficial ownership of common stock by the selling stockholders.  Beneficial ownership is determined in accordance with Rule 13d-3(d) as promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act ”).  Beneficial ownership generally includes voting or investment power with respect to securities and also includes any shares that the selling stockholders have a right to acquire within sixty days of March 11, 2009.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.  The percentage of ownership data is based on 15,200,122 shares of our common stock issued and outstanding as of March 11, 2009.

To the best of our knowledge, none of the selling stockholders has had any position, office or other material relationship with us, or with any of our affiliates, within the past three years except that Mr. C. Rodney O’Connor was and remains a member of our Board of Directors.

	Ownership of Shares Prior to Offering					Ownership After Offering
Name	Number of Shares Beneficially Owned		Shares of Common Stock Issuable Upon the Conversion of the Series C Preferred Stock	Shares of Common Stock Issuable Upon the Conversion of the 12% Unsecured Convertible Promissory Notes	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
William R. and Patricia M. Coleman, JT	76,000	(2)	76,000	--	76,000	0	*
William Scott and Karen Kaplan Living Trust dtd 3/17/04	287,145	(3)	153,000	--	156,880	130,265	*
Bee Publishing Company	332,463	(4)	--	115,385	116,678	215,785	1.42
Bee Publishing Company 401(K) Profit Sharing Plan	91,795	(5)	--	76,923	77,785	14,010	*
Frank J. Campbell III	715,000	(6)	--	153,846	156,864	558,136	3.67
Judith W. Campbell	77,785	(7)	--	76,923	77,785	0	*
Bill B. and Michelle W. DeWitt Associates Limited Partnership	337,570	(8)	--	153,846	155,570	182,000	1.20
Roman Fedorak	84,893	(9)	--	38,462	38,893	46,000	*
C. Rodney O’Connor	1,539,383	(10)	--	384,615	388,925	1,150,458	7.57
Scudder Smith Family Assoc LLC	258,261	(11)	--	115,385	117,713	140,548	*
Les R. Baledge	179,854	(12)	--	--	8,621	171,233	1.13
Capital Properties L.L.C.	53,957	(13)	--	--	2,587	51,370	*
Constance Blass O’Neill Trust #3, Patricia B. Blass, Trustee	162,129	(14)	--	--	4,225	157,904	1.04
Rockmore Investment Master Fund, Ltd	144,813	(15)	--	--	6,466	138,347	*
Fred C. Applegate Trust, Fred C. Applegate Trustee U/A DTD 10/8/92	502,501	(16)	--	--	4,526	497,975	3.28

	Ownership of Shares Prior to Offering					Ownership After Offering
Name	Number of Shares Beneficially Owned		Shares of Common Stock Issuable Upon the Conversion of the Series C Preferred Stock	Shares of Common Stock Issuable Upon the Conversion of the 12% Unsecured Convertible Promissory Notes	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
Joshua Tree Capital Partners, LP	361,673	(17)	--	--	12,932	348,741	2.29
Dupont Pension Trust	719,415	(18)	--	--	34,483	684,932	4.50
Triage Capital Management LP	831,025	(19)	--	--	15,827	815,198	5.36
Patricia McDermott	141,047	(20)	--	--	2,480	138,567	*
Millennium Fixed Income Fund, L.P.	278,227	(21)	--	--	12,932	265,295	1.75
Arnold G. Bowles	226,716	(22)	--	--	1,294	225,422	1.48
Joseph Kornfield	10,792	(23)	--	--	518	10,274	*
Delaware Charter G & T Cust IRA FBO Frank J Campbell III	223,165	(24)	--	--	2,069	221,096	1.45
Delaware Charter G & T Cust FBO Philip Lebovitz IRA	16,355	(25)	--	--	6,081	10,274	*
Richard A. Jacoby	102,427	(26)	--	--	4,311	98,116	*
Michael Bevilacqua	10,792	(27)	--	--	518	10,274	*
Anthony C. McDermott	253,957	(28)	--	--	2,587	251,370	1.65
Delaware Charter G & T Cust FBO Alan Stern IRA	10,792	(29)	--	--	518	10,274	*
Mark D. Wittman	115,972	(30)	--	--	1,725	114,247	*
Ecker Family Partnership	16,187	(31)	--	--	776	15,411	*
Alberto Guadagnini	226,716	(32)	--	--	1,294	225,422	1.48
Amir L Ecker & Maria T. Ecker JT WROS	54,631	(33)	--	--	1,638	52,993	*
Leon Frenkel	796,349	(34)	--	--	3,966	792,383	5.21
Pershing LLC F/B/O Leonid Frenkel IRA	407,616	(35)	--	--	10,863	396,753	2.61
Periscope Partners L.P.	208,964	(36)	--	--	2,156	206,808	1.36
Gabriel & Alma Elias JT WROS	107,912	(37)	--	--	5,173	102,739	*
Carolyn Wittenbraker	69,583	(38)	--	--	1,035	68,548	*
Davis S. Allsopp	10,792	(39)	--	--	518	10,274	*
TOTAL	10,044,654		229,000	1,115,385	1,515,212	8,529,442

_______________
*	Less than 1% of the shares outstanding.
(1)
Assumes that (i) all of the shares of Series C Preferred Stock are converted into common stock; (ii) all of the 12% Unsecured Convertible Promissory Notes (the “12% Notes”) are converted into common stock; (iii) all of the shares of common stock currently beneficially owned by the selling stockholders and registered hereunder are sold; and (iv) the selling stockholders acquire no additional shares of common stock before the completion of this offering.

(2)	Includes 76,000 shares of common stock issuable upon conversion of Series C Preferred Stock.

(3)
Includes (i) 153,000 shares of common stock issuable upon conversion of Series C Preferred Stock; (ii) 54,556 shares of common stock directly owned by the selling stockholder; (iii) 2,534 shares of common stock issuable upon the exercise of certain warrants, and (iv) 77,055 shares of common stock issuable upon the conversion of certain promissory notes.  William Scott and Karen Kaplan, trustees, share voting and investment control over the shares held by the selling stockholder.

(4)
Includes (i) 115,385 shares of common stock issuable upon conversion of the 12% Notes; (ii) 101,293 shares of common stock directly owned by the selling stockholder; (iii) 20,000 shares of common stock issuable upon the exercise of certain warrants; (iv) 862 shares of common stock owned by Bee Publishing Co. Inc. 401(K) Profit Sharing Plan; (v) 14,000 shares of common stock issuable upon exercise of certain warrants owned by Bee Publishing Co. Inc. 401(K) Profit Sharing Plan; (vi) 76,923 shares of common stock issuable upon conversion of the 12% Notes held by Bee Publishing Co. Inc. 401(K) Profit Sharing Plan; (vii) 4,000 shares of common stock issuable upon the exercise of certain warrants owned by Bee Publishing Co. Inc. Section 401(K) Profit Sharing Plan Rollover.  Helen W. Smith, an officer of Bee Publishing Company, (“Bee Publishing”) has voting and investment control over the shares held by Bee Publishing.

(5)
Includes (i) 76,923 shares of common stock issuable upon the conversion of the 12% Notes; (ii) 862 shares of common stock directly owned by the selling stockholder; and (iii) 14,000 shares of common stock issuable upon exercise of certain warrants.  Helen W. Smith, trustee, has voting and investment control over the shares held by the selling stockholder.

(6)
Includes (i) 153,846 shares of common stock issuable upon conversion of the 12% Notes; (ii) 20,636 shares of common stock directly owned by the selling stockholder; (iii) 17,668 shares of common stock issuable upon the exercise of certain warrants; (iv) 25,685 shares of common stock issuable upon the conversion of certain promissory notes; (v) 274,000 shares of common stock issuable upon the conversion of Series A Preferred Stock; (vi) 152,069 shares of common stock owned by Delaware Charter G & T Cust IRA FBO Frank J Campbell III; (vii) 30,000 shares of common stock issuable upon the exercise of certain warrants owned by Delaware Charter G & T Cust IRA FBO Frank J Campbell III; and (viii) 41,096 shares of common stock issuable upon conversion of the certain convertible promissory notes held by Delaware Charter G & T Cust IRA FBO Frank J Campbell III.

(7)	Includes 76,923 shares of common stock issuable upon conversion of the 12% Notes and 862 shares of common stock directly owned by the selling stockholder.

(8)
Includes 183,724 shares of common stock directly owned by the selling stockholder and 153,846 shares of common stock issuable upon conversion of the 12% Notes.  Bill B. DeWitt and Michelle W. DeWitt share voting and investment control over the shares held by the selling stockholder.

(9)
Includes (i) 431 shares of common stock owned directly by the selling stockholder; (ii) 38,462 shares of common stock issuable upon conversion of the 12% Notes; and (iii) 46,000 shares of common stock issuable upon conversion of Series A Preferred Stock.

(10)
Includes (i) 384,615 shares of common stock issuable upon conversion of the 12% Notes; (ii) 1,108,618 shares of common stock directly owned by the selling stockholder; and (iii) 46,150 shares of common stock issuable upon the exercise of options that are presently exercisable.

(11)
Includes (i) 115,385 shares of common stock issuable upon conversion of the 12% Notes; (ii) 102,328 shares of common stock directly owned by the selling stockholder; (iii) 20,000 shares of common stock issuable upon the exercise of certain warrants; and (iv) 20,548 shares of common stock issuable upon the conversion of certain promissory notes.  Helen W. Smith and R. Scudder Smith share voting and investment control over the shares held by the selling stockholder.

(12)	Includes 8,621 shares of common stock directly owned by the selling stockholder and 171,233 shares of common stock issuable upon the conversion of certain promissory notes.

(13)
Includes 2,587 shares of common stock directly owned by the selling stockholder and 51,370 shares of common stock issuable upon the conversion of certain promissory notes.  Gus Blass II, Manager of Capital Properties LLC (“Capital Properties”), has voting and investment control over the shares held by Capital Properties.

(14)
Includes (i) 4,225 shares of common stock directly owned by the selling stockholder; (ii) 83,904 shares of common stock issuable upon the conversion of certain promissory notes; (iii) 46,000 shares of common stock issuable upon conversion of Series A Preferred Stock; and (iv) 28,000 shares of common stock issuable upon conversion of Series B Preferred Stock.  Patricia B. Blass, trustee, has voting and investment control over the shares held by the selling stockholder.

(15)
Includes: (i) 12,165 shares of common stock directly owned by the selling stockholder; (ii) 4,223 shares of common stock issuable upon the exercise of certain warrants; and (iii) 128,425 shares of common stock issuable upon the conversion of certain promissory notes.  Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of March 11, 2009, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund.  By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(16)
Includes (i) 309,648 shares of common stock directly owned by the selling stockholder; (ii) 102,956 shares of common stock issuable upon the exercise of certain warrants; and (iii) 89,897 shares of common stock issuable upon the conversion of certain promissory notes.  Fred C. Applegate, trustee, has voting and investment control over the shares held by the selling stockholder.

(17)
Includes (i) 12,932 shares of common stock directly owned by the selling stockholder; (ii) 91,892 shares of common stock issuable upon the exercise of certain warrants; and (iii) 256,849 shares of common stock issuable upon the conversion of certain promissory notes.  Yedi Wong, Chief Operating Officer of Joshua Tree Partners, LP (“Joshua Tree”), has voting and investment control over the shares held by Joshua Tree.

(18)
Includes 34,483 shares of common stock directly owned by the selling stockholder and 684,932 shares of common stock issuable upon the conversion of certain promissory notes.  Ming Shao, Director of Fixed Income of Dupont Pension Trust (“Dupont”), has voting and investment control over the shares held by Dupont.

(19)
Includes (i) 15,827 shares of common stock directly owned by the selling stockholder; (ii) 63,840 shares of common stock issuable upon the exercise of certain warrants; (iii) 314,358 shares of common stock issuable upon the conversion of certain promissory notes; and (iv) 437,000 shares of common stock issuable upon the conversion of Series B Preferred Stock.  Triage Capital Management LP has identified Leon Frenkel as the Managing Member of Triage Capital LF Group LLC, which acts as the general partner to a general partner of Triage Capital Management, LP.  Mr. Frenkel disclaims beneficial ownership of the Company’s securities held by Triage except to the extent of his pecuniary interest therein.

(20)
Includes (i) 77,548 shares of common stock directly owned by the selling stockholder; (ii) 14,253 shares of common stock issuable upon the exercise of certain warrants; and (iii) 49,246 shares of common stock issuable upon the conversion of certain promissory notes.

(21)
Includes (i) 12,932 shares of common stock directly owned by the selling stockholder; (ii) 8,446 shares of common stock issuable upon the exercise of certain warrants; and (iii) 256,849 shares of common stock issuable upon the conversion of certain promissory notes.  Terry Fenney, Chief Operating Officer of Millennium Fixed Income Fund, L.P. (“Millennium”), has voting and investment control over the shares held by Millennium.

(22)
Includes (i) 18,186 shares of common stock directly owned by the selling stockholder; (ii) 845 shares of common stock issuable upon the exercise of certain warrants; (iii) 25,685 shares of common stock issuable upon the conversion of certain promissory notes; and (iv) 182,000 shares of common stock issuable upon the conversion of Series A Preferred Stock.

(23)	Includes 518 shares of common stock directly owned by the selling stockholder and 10,274 shares of common stock issuable upon the conversion of certain promissory notes.

(24)
Includes (i) 152,069 shares of common stock directly owned by the selling stockholder; (ii) 30,000 shares of common stock issuable upon the exercise of certain warrants; and (iii) 41,096 shares of common stock issuable upon the conversion of certain promissory notes.  Frank J. Campbell, III has voting and investment control over the shares held by the selling stockholder.

(25)
Includes 6,081 shares of common stock directly owned by the selling stockholder and 10,274 shares of common stock issuable upon the conversion of certain promissory notes.  Philip Lebovitz has voting and investment control over the shares held by the selling stockholder.

(26)	Includes 16,811 shares of common stock directly owned by the selling stockholder and 85,616 shares of common stock issuable upon the conversion of certain promissory notes.

(27)	Includes 518 shares of common stock directly owned by the selling stockholder and 10,274 shares of common stock issuable upon the conversion of certain promissory notes.

(28)
Includes (i) 2,587 shares of common stock directly owned by the selling stockholder; (ii) 51,370 shares of common stock issuable upon the conversion of certain promissory notes; and (iii) 200,000 shares of common stock issuable upon conversion of Series A Preferred Stock.

(29)
Includes 518 shares of common stock directly owned by the selling stockholder and 10,274 shares of common stock issuable upon the conversion of certain promissory notes.  Alan Stern has voting and investment control over the shares held by the selling stockholder.

(30)
Includes (i) 1,725 shares of common stock directly owned by the selling stockholder; (ii) 12,000 shares of common stock issuable upon the exercise of certain warrants; (iii) 34,247 shares of common stock issuable upon the conversion of certain promissory notes; (iv) 40,000 shares of common stock issuable upon the conversion of Series A Preferred Stock; and (v) 28,000 shares of common stock issuable upon the conversion of Series B Preferred Stock.

(31)
Includes 776 shares of common stock directly owned by the selling stockholder and 15,411 shares of common stock issuable upon the conversion of certain promissory notes.  Amir L. Ecker and Maria T. Ecker share voting and investment control over the shares held by the selling stockholder.

(32)
Includes (i) 18,186 shares of common stock directly owned by the selling stockholder; (ii) 845 shares of common stock issuable upon the exercise of certain warrants; (iii) 25,685 shares of common stock issuable upon the conversion of certain promissory notes; and (iv) 182,000 shares of common stock issuable upon the conversion of Series A Preferred Stock.

(33)
Includes (i) 1,638 shares of common stock directly owned by the selling stockholder; (ii) 32,534 shares of common stock issuable upon the conversion of certain promissory notes; (iii) 776 shares of common stock owned by the Ecker Family Partnership; (iv) 15,411 shares of common stock issuable upon the conversion of certain promissory notes held by the Ecker Family Partnership; (v) 272 shares of common stock owned by the Amir L. Ecker; and (vi) 4,000 shares of common stock issuable upon the exercise of certain warrants held by Amir L. Ecker.

(34)
Includes (i) 3,966 shares of common stock directly owned by the selling stockholder; (ii) 78,767 shares of common stock issuable upon the conversion of certain promissory notes; (iii) 306,000 shares of common stock issuable upon the conversion of Series B Preferred Stock; (iv) 10,863 shares of common stock owned by Pershing LLC F/B/O Leonid Frenkel IRA; (v) 215,753 shares of common stock issuable to Pershing LLC F/B/O Leonid Frenkel IRA upon conversion of certain promissory notes; and (iv) 181,000 shares of common stock issuable to Pershing LLC F/B/O Leonid Frenkel IRA upon conversion of the Series A Convertible Preferred Stock.

(35)
Includes (i) 10,863 shares of common stock directly owned by the selling stockholder; (ii) 215,735 shares of common stock issuable upon the conversion of certain promissory notes and (iii) 181,000 shares of common stock issuable upon the conversion of Series A Preferred Stock.  Leonid Frenkel has voting and investment control over the shares held by the selling stockholder.

(36)
Includes (i) 2,156 shares of common stock directly owned by the selling stockholder; (ii) 42,808 shares of common stock issuable upon the conversion of certain promissory notes; (iii) 164,000 shares of common stock issuable upon the conversion of Series B Preferred Stock.  Mr. Frenkel is the general partner of Periscope Partners L.P.  Mr. Frenkel disclaims beneficial ownership of the Company’s securities held by Periscope except to the extent of this pecuniary interest therein.

(37)	Includes 5,173 shares of common stock directly owned by the selling stockholder and 102,739 shares of common stock issuable upon the conversion of certain promissory notes.

(38)
Includes (i) 41,035 shares of common stock directly owned by the selling stockholder; (ii) 8,000 shares of common stock issuable upon the exercise of certain warrants; and (iii) 20,548 shares of common stock issuable upon the conversion of certain promissory notes.

(39)	Includes 518 shares of common stock directly owned by the selling stockholder and 10,274 shares of common stock issuable upon the conversion of certain promissory notes.

The selling stockholders may sell all, some or none of the shares being registered pursuant to this prospectus and a relevant prospectus supplement, subject to the limits described above. The amount of any shares to be sold by the selling stockholders and the amount of shares to be held by the selling stockholders following an offering, together with the selling stockholders’ percentage ownership of our common stock after the offering, will be reflected in a prospectus supplement.

PLAN OF DISTRIBUTION

We (and the selling stockholders) may offer the common stock covered by this prospectus and the applicable prospectus supplement directly to one or more purchasers, through agents, or through underwriters or dealers designated from time to time.  We (and the selling stockholders) may distribute the common stock from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices.  We (and the selling stockholders) may offer securities in the same offering, or we may offer securities in separate offerings.  The applicable prospectus supplement will describe the terms of the offering of the common stock, including:

•	the offeror(s) of the common stock;

•	the terms of the common stock to which the prospectus supplement relates;

•	the name or names of any underwriters;

•	the purchase price of the common stock and the proceeds to be received from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, the common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale.  The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate.  The obligations of the underwriters to purchase the common stock will be subject to the conditions precedent agreed to by the parties and the underwriters will be obligated to purchase all the common stock if any are purchased.  Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in rule 415 promulgated under the Securities Act, which includes sales made directly on an existing trading market for our common stock, or sales made to or through a market maker other than on an exchange.

The common stock may be sold directly by our company, the selling stockholders or through agents designated by our company or the selling stockholders from time to time.  Any agent involved in the offer or sale of the common stock in respect of which this prospectus is delivered will be named, and any commissions payable by our company or the selling stockholders to any agent will be set forth in the prospectus supplement.  Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We (or the selling stockholders) may authorize agents or underwriters to solicit offers by eligible institutions to purchase the common stock from our company or the selling stockholders at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future.  The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable prospectus supplement.

We (or the selling stockholders) may agree to indemnify any underwriters, dealers and agents against or contribute to any payments the underwriters, dealers or agents may be required to make with respect to civil liabilities, including liabilities under the Securities Act of 933, as amended (the “Securities Act”).  The Company may agree to indemnify in certain circumstances each of the selling stockholders against certain liabilities, including liabilities under the Securities Act.

We will bear all costs, fees and expenses incurred in connection with the registration of the offering of the common stock under this prospectus, including the costs, fees and expenses of the selling stockholders in any underwritten offering, except for underwriting fees, sales commissions and other similar fees attributable to sales by the selling stockholders.

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the common stock from time to time through any of the methods of sale, or any combination of such methods of sale, described above.

The selling stockholders may also sell shares of common stock in transactions exempt from the registration requirements of the Securities Act rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling stockholders.

We will not receive any proceeds from sales of the common stock by the selling stockholders. We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered hereby.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

The consolidated balance sheets as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, which were included in our Annual Report on Form 10-K for the year ended June 30, 2009, and incorporated by reference in this Registration Statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any of these documents at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3, under the Securities Act, with respect to the common stock offered by this prospectus.  This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC.  Reference is hereby made to the registration statement and the exhibits to the registration statement for further information with respect to our company and the securities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.

The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

•	our Annual Report on Form 10-K for the year ended June 30, 2009;

•	our Quarterly Report on Form 10-Q for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009;

•
our Current Reports on Form 8-K filed with the SEC on July 2, 2008; August 21, 2008; September 8, 2008; September 17, 2008; October 6, 2008; October 17, 2008; November 26, 2008; February 9, 2009; April 14, 2009; May 8, 2009; May 29, 2009; July 6, 2009; July 9, 2009; July 13, 2009; September 15, 2009; and September 30, 2009; and

•	the description of our common stock contained in Amendment No. 2 to our Registration Statement on Form 8-A/A (SEC File No. 000-21825) filed with the SEC on June 5, 2007.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents that are not specifically incorporated by reference therein.  You should direct any requests for documents to the attention of Louise Lungaro, Corporate Secretary, SMF Energy Corporation, 200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida, 33309, telephone (954) 308-4200.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement.  Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.  None of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K or any corresponding information, either furnished under Item 9.01 or included as an exhibit therein, that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus, except as otherwise expressly set forth in the relevant document.  Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SMF ENERGY CORPORATION

COMMON STOCK

____________

PROSPECTUS
____________

June 26, 2009